Mail Stop 3628
                                                               April 10, 2019

    James Darrell Thomas
    Vice President, Treasurer and Assistant Secretary
    Harley-Davidson Customer Funding Corp.
    3850 Arrowhead Drive
    Carson City, Nevada 89706

            Re:    Harley-Davidson Customer Funding Corp.
                   Registration Statement on Form SF-3
                   Filed April 5, 2019
                   File No. 333-230733

    Dear Mr. Thomas:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202)
    551-3262 if you have any questions.

                                                               Sincerely,

                                                               /s/ Arthur C.
Sandel

                                                               Arthur C. Sandel
                                                               Special Counsel
                                                               Office of
Structured Finance


    cc:     Julia Landes
            Harley-Davidson Financial Services, Inc.

            Patrick G. Quick
            Foley & Lardner LLP